Exhibit 99.1

Ozon Announces the Settlement Date of its $750 Million Senior

Unsecured Convertible Bonds Due 2026

April 19, 2023 — Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), an operator of the leading Russian e-commerce platform, provides further update in respect of its $750 million 1.875 per cent. senior unsecured convertible bonds due 2026 (“Bonds”) issued by the Company with ISIN: XS2304902443.

Pursuant to the terms of the written resolutions duly passed on October 25, 2022 by the holders of over 75 per cent. in principal amount of the Bonds outstanding (the “Written Resolutions”), the Company is required to implement the consents and amendments to the terms and conditions of the Bonds. Unless otherwise defined, capitalized terms used herein have the meaning given to them in the Written Resolutions.

The Company hereby announces the occurrence of the Settlement Date and confirms that:

a.

the Information, Tabulation and Settlement Agent on its behalf has paid the Cash Redemption Amounts to all holders of the Bonds who have delivered validly completed Eligibility Instructions on or before the Cut-off Time and elected for redemption in USD, in accordance with the Written Resolutions, and the Lock-Up Fee under the relevant Lock-Up Agreement to the holders of the Bonds entitled to receive the Lock-Up Fee;

b.

its Russian subsidiary on its behalf has paid the Cash Redemption Amounts to all holders of the Bonds who have delivered validly completed Eligibility Instructions on or before the Cut-off Time and elected for redemption in RUB, in accordance with the Written Resolutions, and the Lock-Up Fee under the relevant Lock-Up Agreement to the holders of the Bonds entitled to receive the Lock-Up Fee; and

c.	the payment of the Cash Redemption Amounts did not result in a violation of Sanctions (as defined in the Written Resolutions) by any person.

Bondholders that have submitted validly completed Eligibility Instructions on or before the Cut-off Time and elected for redemption in USD but who have not received their USD Cash Redemption Amount as directed in their Eligibility Instructions, may notify the Information, Tabulation and Settlement Agent at ozonconsent@i2capmark.com and the Company at cbond_documents@ozon.ru before 5 pm New York time on 21 April 2023 if they have not received their USD Cash Redemption Amount. Bondholders that have not notified the Information, Tabulation and Settlement Agent and the Company prior to 5 pm New York time on 21 April 2023 that they have not received their USD Cash Redemption Amount shall be deemed to have received their USD Cash Redemption Amount.

This announcement constitutes a RUB Settlement Confirmation Notice. The Company will separately publish the USD Settlement Confirmation Notice pursuant to the Written Resolutions.

For further information on the redemption of Bonds, please refer to the Memorandum at https://ir.ozon.com/restructuring or https://i2capmark.com/event-details/68/Holder/ozon-consent-solicitation.

About Ozon

Ozon is a multi-category e-commerce platform operating in Russia, Belarus and Kazakhstan. Its fulfillment infrastructure and delivery network enable Ozon to provide its customers with fast and convenient delivery via couriers, pick-up points or parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow entrepreneurs to sell their products across Russia’s 11 time zones and offer customers wide selections of goods across multiple product categories. Ozon also provides value-added services such as fintech. For more information, please visit https://corp.ozon.com/.

Contacts

Investor Relations

ir@ozon.ru

Press Office

pr@ozon.ru

Disclaimer

The information contained in this press release is restricted and is not for release, publication to, distribution in or into the United States (except to qualified institutional buyers, “QIBs”), Canada, South Africa, Australia or Japan. This communication does not constitute an offer to sell or purchase or a solicitation of an offer to sell or purchase, or the solicitation of tenders or consents with respect to the senior unsecured bonds of Ozon Holdings PLC (the “Company”), convertible into American Depositary Shares of the Company (the “Bonds”) or any other securities of the Company.

The information contained in this press release does not constitute an offer of, or the solicitation of an offer to buy or subscribe for an offer to purchase or the solicitation of an offer to sell any security in the United States (except to QIBs) (including its territories and dependencies, any State of the United States and the District of Columbia) or to any person in any other jurisdiction to whom or in which such offer or solicitation is unlawful and, in particular, is not for distribution in Australia, South Africa, Canada or Japan. The Bonds have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or under the applicable securities laws of Australia, South Africa, Canada or Japan, and the Bonds may not be offered or sold in the United States unless registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

The information contained in this press-release does not constitute an offer of securities to the public: (a) within the meaning of Article 2(d) of Regulation (EU) 2017/1129 in the EEA; or (b) within the meaning of Article 2(d) Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”) in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

This information contained in this press release is not an offer, or an invitation to make offers, to sell, exchange or otherwise transfer securities in the Russian Federation to or for the benefit of any Russian person or entity and does not constitute an advertisement or offering of securities in the Russian Federation within the meaning of Russian securities laws. Information contained in this press release is not intended for any persons in the Russian Federation who are not “qualified investors” within the meaning of article 51.2 of the Federal Law No. 39-FZ “On the Securities Market” dated 22 April 1996, as amended (the “Russian QIs”) and must not be distributed or circulated into Russia or made available in Russia to any persons who are not Russian QIs, unless and to the extent they are otherwise permitted to access such information under Russian law. The Bonds have not been and will not be registered or admitted to trading in Russia and are not intended for “placement”, “public placement”, “circulation” or “public circulation” in Russia (each as defined in Russian securities laws) by any means unless and to the extent otherwise permitted under Russian law. This information contained in this press release may not correspond to the risk profile of a particular investor, does not take into account one’s personal preferences and expectations on risk and/or profitability and does not constitute an individual investment recommendation for the purposes of Russian law.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.